

January 25, 2012

<u>Via Facsimile</u>
Robert Heckes
Chief Executive Officer and Chief Financial Officer
Photoamigo, Inc.
924 Olive Street
Santa Barbara, CA 93101

> **Re:** **Photoamigo, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed December 8, 2011**
> **File No. 000-54439**

Dear Mr. Heckes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2011

Item 9 A. Controls and Procedures, page 21

1.   You disclose that you "believe [your] internal controls and procedures are adequate", which is not compliant with the requirements of Items 307 and 308 of Regulation S-K. Please amend your fiscal 2011 Form 10-K as follows:

- Provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the company's disclosure controls and procedures in a manner consistent with Item 307 of Regulation S-K and Rule 13a-15(e) of the Exchange Act. Please note that, as discussed in Question 115.02 of our Compliance and Disclosure Interpretation for Regulation S-K located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, it appears that you may be unable to conclude that your disclosure controls and procedures were effective as of the end of the fiscal 2011;

- Provide management's report on internal control over financial reporting in a format consistent with the requirements of Item 308(a) of Regulation S-K, and;
- Disclose whether there were any changes in internal control over financial reporting during the fourth quarter of fiscal 2011 pursuant to Item 308(c) of Regulation S-K.

Prior to filing your amendment, you may provide us with your proposed disclosures in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief